Exhibit 12.1
MGM MIRAGE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

							Six Months Ended
	Year Ended December 31,						June 30,
						2004			2005
	2000	2001	2002	2003	2004	Pro Forma(1)	2004	2005	Pro Forma (1)
	(In thousands)
Earnings
Income from continuing operations before income taxes	$256,063	$262,596	$457,927	$343,660	$555,815	$650,036	$312,228	$384,642	$427,410
Fixed charges (see below)	354,364	420,092	355,587	372,779	418,950	792,959	200,247	286,188	411,137
Less: Capitalized interest	(91,145)	(78,608)	(61,712)	(15,234)	(23,005)	(23,005)	(7,943)	(9,566)	(9,566)
Less: Capitalized interest of unconsolidated affiliates	(78)	(3,343)	(9,543)	(9,112)	—	—	—	—	—

	519,204	600,737	742,259	692,093	951,760	1,419,990	504,532	661,264	828,981

Fixed Charges
Interest expense(2)	352,243	414,379	345,448	352,820	401,391	766,919	190,375	278,382	400,566
Interest expense of unconsolidated subsidiaries	2,121	5,713	10,139	19,959	17,559	26,040	9,872	7,806	10,571

	354,364	420,092	355,587	372,779	418,950	792,959	200,247	286,188	411,137

Ratio of Earnings to Fixed Charges	1.47x	1.43x	2.09x	1.86x	2.27x	1.79x	2.52x	2.31x	2.02x

(1)	Pro forma to reflect acquisition of Mandalay Resort Group.

(2)	Gross interest expense, before capitalized interest, including amortization of debt discount and debt issuance costs. Does not include the interest factor of rental expense as these amounts are not material.